CHINOS HOLDINGS, INC.

Michael Nicholson

Interim Chief Executive Officer

30-30 47th Ave

Long Island City, NY 11101

(718) 340-5701

Michael.Nicholson@JCrew.Com

September 3, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Chinos Holdings, Inc. —

Registration Statement on Form S-1, Registration No. 333-233757

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Chinos Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “ Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-233757), together with all exhibits thereto, initially filed on September 13, 2019 (together with the exhibits and amendments thereto, the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because it has determined not to utilize the Registration Statement for an initial public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement. Therefore, the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely, CHINOS HOLDINGS, INC.

/s/ Michael Nicholson
Michael Nicholson President and Chief Operating Officer

cc:	Alexander D. Lynch, Esq.

Weil, Gotshal & Manges LLP